Exelon Corporation

March 21, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exelon Corporation (the “Company”), Post-Effective Amendment No. 2 to Registration Statement on Form S-3, Filed February 21, 2024, File No. 333-266487, 333-266487-03 and 333-266487-06

On behalf of Exelon Corporation (the “Company”), enclosed for filing via EDGAR with the United States Securities and Exchange Commission (the “Commission”), in response to comments received by telephone on March 11, 2024 from Staff of the Commission with respect to the above-referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-266487, 333-266487-03 and 333-266487-06) filed by the Company on February 21, 2024 (the “Registration Statement”), is Post-Effective Amendment No. 3 to the Registration Statement (the “Amendment”). Please note that the Amendment is being filed to update the “Documents Incorporated By Reference Section” in the prospectus and to replace Exhibit 5.1 to the Registration Statement.

In connection with the foregoing, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Registration Statement to Patrick Gillard of Ballard Spahr LLP at (215) 864-8536.

Sincerely,

/s/ Elizabeth Hensen

Elizabeth Hensen, Esq.
Assistant General Counsel

cc:       Patrick R. Gillard, Esq.